Morgan Stanley Emerging Markets Debt Fund, Inc.
                        June 16, 2010
Director	        For	        Withheld
Frank L. Bowman	        20,089,471	1,495,377
James F. Higgins	20,062,070	1,522,778
Manuel H. Johnson	20,000,156	1,584,692